October 11, 2019

Chris Chang Yu
Chief Executive Officer
AnPac Bio-Medical Science Co., Ltd.
801 Bixing Street, Bihu County
Lishui, Zhejiang Province 323006
People's Republic of China

       Re: AnPac Bio-Medical Science Co., Ltd.
           Draft Registration Statement on Form F-1
           Submitted September 20, 2019
           CIK 0001786511

Dear Dr. Yu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted September 20, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Jurisdiction and Arbitration, page 162

2. We note your disclosure that "the arbitration provisions do not preclude ADS holders from pursuing claims under the U.S. federal securities laws in federal courts." Please
 Chris Chang Yu
AnPac Bio-Medical Science Co., Ltd.
October 11, 2019
Page 2
      ensure that this provision in the deposit agreement clearly states that, if true, the arbitration provisions do not apply to the U.S. federal securities laws. Undertakings, page II-2

3. Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of
      Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
      430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
       You may contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                              Sincerely,
FirstName LastNameChris Chang Yu
                                                              Division of
Corporation Finance
Comapany NameAnPac Bio-Medical Science Co., Ltd.
                                                              Office of Real
Estate & Construction
October 11, 2019 Page 2
cc:       Shuang Zhao
FirstName LastName